Lead Investor: Immad Akhund

Title: CEO and Founder of Mercury

Previously invested: $50,000

Investing this round: $1,000

LinkedIn: https://www.linkedin.com/in/iakhund

Quote:

"Wefunder is already nearing $12m in annual revenue run rate with continued 4x+ year on year growth.

With the new changes in crowdfunding regulation that will make it possible to raise $5m (5x) and also make raises smoother, we can expect even stronger growth in the next 12 months.

Unlike other platforms, Nick (the founder) and his team have prioritized building an efficient operation that is already profitable. Such strong margins put them in a strong position to compete with other players in this space."